Snipp’s Cannabis Marketing Resource Center (CMRC), a One of a Kind

Resource for Cannabis Marketing Featured on the Wise Marketer, the Leading

Industry Voice Servicing the $200 Billion Global Loyalty Industry

TORONTO, March 26, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, shared their perspective with The Wise Marketer (www.thewisemarketer.com) on industry regulations and their impact on marketing in the Cannabis sector along with the use of technology for marketing in this industry.

The Wise Marketer bills itself as the only objective voice serving the $200 billion global loyalty industry. It has 20,000 plus web visitors per month who are high-level marketing executives, senior directors and managers with day-to- day accountability for customer strategy and loyalty. It has more than 15 years of experience covering, commenting on, and educating loyalty practitioners with more than 11,000 active, engaged email subscribers from 50 countries around the world. It launched the Loyalty Academy in 2015 and is the only forum dedicated to educating loyalty professionals in existence. It also publishes The Loyalty Guide – one of the most respected digests for loyalty best-practices and case studies and holds the Loyalty Academy Conference each year, as the only live forum dedicated to exchanging high quality thought among loyalty practitioners.

The article titled “More than Buzz to Cannabis Marketing Resource” touches on the complications arising from an evolving regulatory framework and on the need to leverage experiences that companies like Snipp have had in the alcohol and pharma space to effectively use technology to meet marketing objectives given the challenges of staying compliant across jurisdictions with different regulations. Read the article here:

http://www.thewisemarketer.com/channels/loyalty-strategy/more-than-buzz-new-marketing-resource/

“The Wise Marketer is one of the most respected and followed resources for loyalty professionals worldwide. The fact that they are interested in covering what companies like Snipp are now doing to drive customer retention in the cannabis industry, points to the fact that the Cannabis industry has come of age and ready to contribute to the overall knowledge base for marketers,” commented Atul Sabharwal, CEO and Founder of Snipp. “Our proven technology solutions in regulated industries will help transform the way cannabis marketers connect with their consumers as well as with their supply chain. With our recently launched Cannabis Marketing Resource Center and hope to not only contribute to this discussion but also become a focal point for industry discussions and coordination to influence regulation for responsible marketing.”

Visit the Snipp CMRC www.snipp.com/CMRC to sign up and the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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